

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 7, 2017

Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
Tracon Pharmaceuticals, Inc.
8910 University Center Lane, Suite 700
San Diego, CA 92122

> **Re:** **Tracon Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2017**
> **File No. 333-216962**

Dear Dr. Theuer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The number of shares you are attempting to register appears to represent a substantial percentage of the company's outstanding shares held by non-affiliates. Given the size of the offering, it appears that this may be a primary offering that can only proceed on an at-the-market basis if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the resale of common shares by Aspire Capital Fund, LLC is appropriately characterized as a transaction eligible to be made pursuant to Rule 415(1)(i) of the Securities Act of 1933, as amended. Alternatively, please amend your registration statement to register no greater than one-third of the number of the Company's outstanding shares held by non-affiliates.

2. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues on your pending request for confidential treatment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sean M. Clayton, Esq.
    Cooley LLP